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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:            Date examination completed:

   811-09301                                             01/15/2008
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2. State identification Number: N/A
   ------------ ------------ ------------ ------------ ------------ ------------
    AL           AK           AZ           AR           CA           CO
   ------------ ------------ ------------ ------------ ------------ ------------
    CT           DE           DC           FL           GA           HI
   ------------ ------------ ------------ ------------ ------------ ------------
    ID           IL           IN           IA           KS           KY
   ------------ ------------ ------------ ------------ ------------ ------------
    LA           ME           MD           MA           MI           MN
   ------------ ------------ ------------ ------------ ------------ ------------
    MS           MO           MT           NE           NV           NH
   ------------ ------------ ------------ ------------ ------------ ------------
    NJ           NM           NY           NC           ND           OH
   ------------ ------------ ------------ ------------ ------------ ------------
    OK           OR           PA           RI           SC           SD
   ------------ ------------ ------------ ------------ ------------ ------------
    TN           TX           UT           VT           VA           WA
   ------------ ------------ ------------ ------------ ------------ ------------
    WV           WI           WY           PUERTO RICO
   ------------ ------------ ------------ --------------------------------------
    Other (specify):
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3. Exact name of investment company as specified in registration statement:

   TIAA-CREF Institutional Mutual Funds
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4. Address of principal executive office (number, street, city, state, zip code):

   730 Third Avenue, New York, NY  10017
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.




PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the TIAA-CREF Mutual Funds:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 about the TIAA-CREF Mutual
Funds' Managed Allocation II Fund and the Lifecycle Funds of the TIAA-CREF Institutional Mutual Funds, consisting of Fund 2010, Fund 2015, Fund 2020, Fund 2025, Fund 2030, Fund 2035 and Fund 2040,
(hereafter referred to as the "Funds") compliance with the requirements of subsections b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2007. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31,2007, and with respect to agreement of security purchases and sales, for the period July 1, 2007 through August 31, 2007 for the Funds:

- Confirmation of all securities held by institutions in book entry form with the Transfer Agent, Boston Financial Data Services;

- Reconciliation of all such securities to the books and records of the Funds and the Transfer Agent;

- Agreement of a sample of 20 security purchases and 20 security sales from the books and records of the Funds to trade tickets for the Managed Allocation II Fund and the Lifecycle Funds of the TIAA-CREF Institutional Mutual Funds, consisting of Fund 2010, Fund 2015, Fund 2020, Fund 2025, Fund 2030, Fund 2035 and Fund 2040.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August
31, 2007 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 15, 2008



Management Statement Regarding Compliance with Certain Provisions of the InvestmentCompany Act of 1940

We, as members of management of 2010 Fund, 2015 Fund, 2020 Fund, 2025 Fund, 2030 Fund, 2035 Fund, 2040 Fund (constituting the Lifecycle Funds of the TIAA-CREF Institutional Mutual Funds) and TIAA-CREF Institutional Mutual
Fund Managed Allocation Fund II, (hereafter referred to as the Funds or individually referred to as the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the
Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds? compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2007, and from July 1, 2007, for the Lifecycle Funds of the TIAA-CREF Institutional Mutual Funds and TIAA-CREF Institutional Mutual Fund
Managed Allocation Fund II, through August 31, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2007, and from July 1, 2007, for the Lifecycle Funds of the TIAA-CREF Institutional Mutual Funds and TIAA-CREF Institutional Mutual Fund Managed Allocation Fund II, through August 31, 2007, with respect to securities reflected in the investment account of the Funds.

Lifecycle Funds of the TIAA-CREF Institutional Mutual Funds and
TIAA-CREF Mutual Fund Managed Allocation Fund II.


By:


  Scott C. Evans
	  Name of Company Official

  Executive Vice President
          Title

          1/03/08


  Philip G. Golf
	  Name of Company Official

  Funds Treasurer
	  Title

          1/02/08